
Mail Stop 3561

March 25, 2010

Mr. Stanley Weiner
Chief Executive Officer
STW Global, Inc.
619 West Texas Avenue, Suite 126
Midland, Texas 79701

> **Re: STW Global, Inc.**
> **Form 8-K, Filed February 19, 2010**
> **Commission File No. 0-52654**

Dear Mr. Weiner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 19, 2010

General

1. Since your Form 8-K does not include the financial statements of STW Resources, Inc. for its fiscal year ended December 31, 2009, you will need to file a Form 8-K which includes audited financial statements for that year by the date that a Form 10-K for that period would be due. Please note that there can be no lapse in audited periods of financial statements for STW Resources, Inc. between

those provided in this Form 8-K and the periodic reports you will file following the reverse merger.

Changes In and Disagreements With Accountants

2. It is our view that unless the same accountant reported on the most recent financial statements of both the registrant and the accounting acquirer, a reverse merger or recapitalization always results in a change of accountants. Accordingly, please revise your Form 8-K filed in connection with the reverse recapitalization to provide the disclosures required by Item 3-04 of Regulation S-K, as those disclosures are required by Item 14 of Form 10. You should treat the accountant who will no longer be associated with the registrant's financial statements as the predecessor accountant.

Financial Statements of STW Resources for the Fiscal Year Ended December 31, 2008

Independent Auditor's Report, page 1

3. Please have your independent registered public accounting firm revise their audit report to state, if true, that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). Refer to PCAOB Auditing Standard No. 1 and SEC Release 34-49707

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding the comments or any other matters.

Sincerely,

Jennifer Thompson
Branch Chief